UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 26, 2021

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧     Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Mikhail Parakhin, a member of the Board of Directors (the “Board”) of Yandex N.V. (the “Company”), has resigned from the Board, effectively February 25, 2021. The Board intends to nominate a successor to Mr. Parakhin for election as a non-executive director at the Annual General Meeting to be held in 2021.

Mr. Parakhin served as the Chief Technology Officer of Yandex from 2014 to 2019, and joined the Board as a non-executive director in 2019. Mr. Parakhin currently serves as Corporate Vice President of Technology at Microsoft. Mr. Parakhin has informed the Board that in light of his other professional commitments he is no longer able to dedicate sufficient time to his directorship and consequently has decided to resign.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 26, 2021	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer